Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 5, 2016, and the related Letter of Transmittal and any amendments or supplements thereto. The Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Offeror will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot do so, the Offeror will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

OUTERWALL INC.

at

$52.00 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase dated August 5, 2016

by

ASPEN MERGER SUB, INC.

a wholly owned subsidiary of

ASPEN PARENT, INC.

Aspen Merger Sub, Inc., a Delaware corporation (the “Offeror” or “we”) and a wholly owned subsidiary of Aspen Parent, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Outerwall Inc., a Delaware corporation (“Outerwall”), at a purchase price of $52.00 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON SEPTEMBER 1, 2016 (ONE MINUTE AFTER 11:59 P.M.,

NEW YORK CITY TIME, ON SEPTEMBER 1, 2016), UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, Outerwall. Parent and the Offeror are controlled by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall, Parent, the Offeror, Redwood Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Redbox Merger Sub”), and Redbox Automated Retail, LLC, a Delaware limited liability company and a wholly owned subsidiary of Outerwall (“Redbox”) (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into Outerwall, with Outerwall surviving as a wholly owned subsidiary of Parent (the “Outerwall Merger”). At the closing of the Outerwall Merger (the “Merger Closing”), each outstanding Share (other than Shares owned by Outerwall as treasury stock, Shares owned by any direct or indirect wholly owned subsidiary of Outerwall or owned by Parent or Offeror, in each case immediately before the Merger Closing, and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be automatically canceled and converted into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable tax withholding. As a result of the Outerwall Merger, the Shares will cease to be publicly traded, and Outerwall will become a wholly owned subsidiary of Parent. Immediately following the consummation of the Outerwall Merger, Redbox Merger Sub will merge with and into Redbox, with Redbox surviving as a wholly owned subsidiary of Outerwall (as the surviving corporation in the Outerwall Merger) (the “Redbox Merger” and together with the Outerwall Merger, the “Mergers”). Redbox Merger Sub is controlled by certain equity funds managed by Management VIII. The Offer, the Mergers and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the related financing, are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents” of the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the following: (a) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), together with any Shares then owned by the Offeror, representing at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”); (b) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the Transactions; (c) the absence of any law or order (including any injunction or other judgment), whether temporary, preliminary or permanent, in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Transactions; (d) the accuracy of Outerwall’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect qualifiers); (e) Outerwall’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects; (f) following the date of the Merger Agreement, the Outerwall Board, or any committee or subcommittee thereof or any equivalent governing body of any subsidiary of Outerwall, having not authorized, or Outerwall having not made, declared or paid any dividend or other distribution (payable in cash, stock, property, rights or otherwise) on any shares of the capital stock of Outerwall or any non-wholly owned subsidiary of Outerwall, other than with respect to Outerwall’s regular quarterly cash dividend of $0.60 per Share for the third quarter of Outerwall’s 2016 fiscal year; (g) following the date of the Agreement, subject to certain exceptions set forth in the Merger Agreement, the Outerwall Board, or any committee or subcommittee thereof or any equivalent governing body of any subsidiary of Outerwall, having not authorized, or Outerwall having not made, any purchases of any shares of capital stock of Outerwall or any non-wholly owned subsidiary of Outerwall (or any warrants, options or other rights to acquire the foregoing); and (h) the completion of the marketing period as described in Section 11—“Purpose of the Offer and Plans for Outerwall; Transaction Documents” of the Offer to Purchase for the debt financing described in Section 12—“Sources and Amount of Funds” of the Offer to Purchase in accordance with the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer” of the Offer to Purchase.

The Offer will expire at 12:00 midnight, New York City time, on September 1, 2016 (one minute after 11:59 P.M. New York City time, on September 1, 2016) (such date and time, the “Expiration Time”), unless the Offeror, in accordance with the Merger Agreement, has extended the offering period of the Offer, in which event the term “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to

Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after October 4, 2016 pursuant to Securities and Exchange Commission (“SEC”) regulations.

The Board of Directors of Outerwall has unanimously (a) determined that the Transactions, including the Mergers, are fair to, and in the best interests of, Outerwall and its stockholders, (b) approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof) and declared it advisable that Outerwall enter into the Merger Agreement and consummate the Transactions in accordance with the DGCL, (c) resolved that the Merger Agreement and the Outerwall Merger will be governed by and effected under Section 251(h) of the DGCL and (d) resolved to recommend that Outerwall’s stockholders accept the Offer and tender their Shares in the Offer.

If, as a result of the Offer, the Offeror holds Shares that represent at least one Share more than 50% of all the issued and outstanding Shares, Parent, the Offeror and Outerwall will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, as soon as practicable, consummate the Outerwall Merger (but in any even no later than the date of, and immediately following, the payment for the Shares tendered in the Offer) under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of Outerwall. We expect the Outerwall Merger to occur without a “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Outerwall Merger.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, (a) the Offeror is required to extend the Offer on one or more occasions in consecutive increments of five business days each (or such other duration as Parent and Outerwall may agree) if at the then-scheduled Expiration Time, any of the conditions to the Offer has not been satisfied or waived, except that if the sole remaining unsatisfied conditions to the Offer is the Minimum Condition (as defined in Section 13—“Conditions of the Offer” of the Offer to Purchase), Offeror shall not be required to extend the Offer for more than four occasions in consecutive increments of five business days each (or such other duration as Parent and Outerwall may agree), (b) the Offeror will extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NASDAQ Global Select Market applicable to the Offer and (c) in certain circumstances, the Offeror may in its sole discretion extend the Offer on up to four occasions in consecutive increments of five business days each (or such other duration as Parent and Outerwall may agree).

The Offeror is not, however, required to extend the Offer beyond 11:59 P.M. New York City time, on the Termination Date. The Termination Date is November 23, 2016, except that, if the marketing period for Parent’s debt financing has commenced but not yet been completed by 11:59 P.M. New York City time, on the time of the Termination Date, the Termination Date will be extended by Parent until 11:59 P.M. New York City time, on the third business day following the final date of the marketing period.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time of the Offer.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror expressly reserves the right to increase the Offer Price, waive any condition to the Offer (other than the Minimum Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of Outerwall, (a) reduce the maximum number of Shares sought to be purchased in the Offer, (b) reduce the Offer Price or change the form of consideration payable in the Offer, (c) change, modify or waive the Minimum Condition, (d) impose conditions to the Offer that are different than or in addition to the existing conditions set forth in the Merger Agreement, (e) modify or amend any existing condition to the Offer in a manner that is adverse to the holders of the Shares, (f) extend or change the Expiration Time, except as required or permitted by the Merger Agreement, (g) provide for any

“subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (H) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby to have purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by depositing the Offer Price for those Shares with the Depositary and Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after October 4, 2016, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For your withdrawal to be effective, a written (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), a facsimile transmission) notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender or withdrawal of Shares will be determined by the Offeror (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender or withdrawal of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender or withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, Okapi Partners LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any tender of Shares or notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The receipt of cash in exchange for Shares pursuant to the Offer and the Outerwall Merger generally will be taxable for U.S. federal income tax purposes, generally will be taxable under applicable state and local tax laws, and may be taxable under other tax laws. All Outerwall stockholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Outerwall Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Upon the request of the Offeror, Outerwall has provided to the Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Outerwall’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Outerwall’s Board of Directors and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer Is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (855) 305-0856

Email: info@okapipartners.com

August 5, 2016

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